Contact:

Mark Hodge

Walthausen & Co., LLC

Phone: (518) 371-3450

mhodge@walthausenco.com

Walthausen Small Cap Value Fund Information Now Available on

Morningstar.com®.

Clifton Park, NY –September 8, 2008 - Walthausen & Co., LLC, a registered investment advisory firm specializing in small cap value equities, is pleased to announce that information regarding the Walthausen Small Cap Value Fund is now available on the

Morningstar.com® website.

“As part of our efforts to broaden our fund profile in the market place, we are excited that individual and institutional investors can now access information on the fund from such a widely recognized source for mutual fund research, insight and education” said John

Walthausen, CIO of Walthausen & Co. and portfolio manager of the Walthausen Small

Cap Value Fund. “Although we do not yet have a NASDAQ ticker symbol, details on the fund can be found by entering ‘Walthausen Small Cap Value Fund’ in the quote box on the Morningstar.com® home page.”

Walthausen & Co., investment adviser to the fund, searches for small cap securities,

defined as those with a market capitalization of $2 billion or less, using a proprietary valuation model to identify companies that are trading at a discount to intrinsic value.

Cash flow analysis is an important component in determining attractive candidates for the portfolio. The fund normally will invest at least 80% of net assets in small cap companies.

Walthausen & Co. was founded in August, 2007 by Walthausen, a thirty year veteran of small cap value investing. The fund was launched on February 1, 2008 and uses the

Russell 2000® Value Index as its benchmark. The minimum initial investment is $2,500 for new accounts including retirement accounts. For more information about Walthausen

Funds, or to obtain a prospectus for the Walthausen Small Cap Value Fund, please call

(888) 925-8428 or visit the fund website at www.walthausenfunds.com.

You should consider the investment objectives, risks, and charges and expenses of the fund carefully before investing. The prospectus contains this and other information about the fund. You may obtain a prospectus by visiting

www.walthausenfunds.com or by calling (888) 925-8428.The prospectus should be read carefully before investing.